COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

July 7, 2020

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II Columbia Short-Term Cash Fund	Amendment No. 227 File No. 811-21852

Dear Mr. Cowan:

This letter responds to a comment received from the staff of the Securities and Exchange Commission on June 24, 2020 for the above-referenced amendment filed by and on behalf of Columbia Funds Series Trust II on behalf of its series, Columbia Short-Term Cash Fund (the Fund). The comment and response are outlined below.

Comment:	Given the current environment and that the Fund invests principally in money market instruments, consider whether any additional risk disclosures (such as interest rate disclosure tied to the current historically low interest rates) should be updated at this time. See IM-GU-2014-01.

Response:	Risk disclosure that appears in the various sections of the Fund’s prospectus and Statement of Additional Information has been reviewed and we believe that it adequately discloses the principal risks of investing in the Fund at this time. The Fund will continue to evaluate such disclosure as it relates to the market environment and may consider changes in the future if necessary.

If you have any questions, please contact either me at (617) 385-9536 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Senior Vice President, Chief Legal Officer and Secretary
Columbia Funds Series Trust II